Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

February 4, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Raymond Be

Re:	Preliminary Proxy Statement of Hamilton Lane Private Assets Fund

(Registration No. 811-23509)

Dear Mr. Be:

The following responds to the Staff’s comments that you provided by telephone on January 24, 2025, regarding the review of the preliminary proxy statement filed by Hamilton Lane Private Assets Fund (the “Fund”) on Schedule 14A on January 15, 2025 (the “Proxy”).

For your convenience, the Staff’s comments are bolded and summarized below and each comment is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy, unless otherwise indicated.

1.	Comment: Under the question “How will the Proposal affect the amount of the base management fee and incentive fee paid to the Adviser?” please clarify the disclosure to better explain the change in the Incentive Fee, as well as the business, legal or other reasons behind the change. Please make clear to investors what the change in Incentive Fee is and what the effect of the change is.

Response: The Registrant has clarified the aforementioned disclosure accordingly.

2.	Comment: Please revise to indicate, if true, that the change in Incentive Fee structure will make it more likely that the Adviser will be paid the Incentive Fee earlier and with more frequency. If the Adviser believes the Preferred Rate of Returns are no longer achievable, please consider the need to disclose that as a reason for the change as well.

Response: The Registrant has revised the disclosure to indicate that the change in Incentive Fee structure would likely result in the Incentive Fee being paid to the Adviser earlier and with more frequency. The Registrant also confirms that the Preferred Rate of Returns no longer being achievable was not a reason for the change in Incentive Fee structure.

Mr. Raymond Be

February 4, 2025

3.	Comment: Please consider clarifying the question “Would operating the Fund as an interval fund affect my account with the Fund?” as it seems particularly broad.

Response: The Fund notes that the proposal to approve the conditional adoption of a fundamental policy in reliance on Rule 23c-3 under the 1940 Act to convert to an interval fund in the future and related disclosure has been removed from the Proxy.

4.	Comment: Under the question “If approved, when will the Proposed Conversion happen?” please highlight clearly that if the proposal is approved by shareholders, the Fund will not become an interval fund immediately or at all unless determined by the Adviser and Board to do so.

Response: The Fund notes that the proposal to approve the conditional adoption of a fundamental policy in reliance on Rule 23c-3 under the 1940 Act to convert to an interval fund in the future and related disclosure has been removed from the Proxy.

5.	Comment: On page 4, please clarify the disclosure to better explain the change in the Incentive Fee, as well as the business, legal or other reasons behind the change. Please make clear to investors what the change in Incentive Fee is and what the effect of the change is.

Response: The Registrant has clarified the aforementioned disclosure accordingly.

6.	Comment: In the first sentence on page 6 and throughout the proxy where it states that the “Incentive Fee will be reduced from 12.50% to 10.00%,” please disclose what the new percentage will be based on.

Response: The Registrant has updated the applicable disclosure accordingly.

7.	Comment: In reference to the “high-water mark basis” calculation on page 6, please disclose what a high-water mark is and what role it plays in relation to the calculation of the new Incentive Fee.

Response: The Registrant has added the requested disclosure and clarified the role a high-water mark plays in relation to the calculation of the new Incentive Fee.

8.	Comment: Please provide clearer explanations of the differences between the deal-by-deal calculation method and the high-water mark basis calculation method. Consider adding an example so that investors better understand this change.

Response: The Registrant confirms it has clarified the requested disclosure and added an example showing the difference between the deal-by-deal and high-water mark Incentive Fee calculations.

Mr. Raymond Be

February 4, 2025

9.	Comment: The Staff references the sentence “In addition, the Incentive Fee calculation under the New Investment Management Agreement will be effective as of the date of the first investment in the Hamilton Lane Evergreen Private Fund LP (the “Predecessor Fund”) on September 2, 2020 (the “Effective Date”).” In correspondence, please provide how the Adviser and the Board concluded that the Effective Date should be September 2, 2020 and determined that the calculation using that date was consistent with applicable law, including Section 36(b) of the Investment Company Act of 1940, as amended (“1940 Act”).

Response: The Fund has accrued Incentive Fees effective as of the date of the first investment in the Predecessor Fund (the “Effective Date”) under the current Incentive Fee structure calculated on a deal-by-deal basis consistent with the terms of the Predecessor Fund that was merged into the Fund. In seeking approval for the proposed change in calculation of the Incentive Fee under the New Investment Management Agreement, the Adviser determined that the calculation of the Incentive Fee under the New Investment Management Agreement effective as of the same Effective Date was reasonable and in the best interest of the Fund and its shareholders since the changes to the Incentive Fee would likely result in the accrual and/or payment of lower fees to the Adviser for its management of the Fund in the aggregate and positively affect the NAV of the Fund upon approval of the changes.

After weighing various factors, the Board, based on the recommendation of the Adviser, determined that the lowered asset-based management fee, reduced incentive fee and amended Incentive Fee changes proposed by the Adviser were expected to result in reduced overall management fees paid by the Fund, benefiting shareholders (understanding that the projected savings was not guaranteed). The Board also considered favorably the fact that the revised management fee levels and revised incentive fee structure would better align the Fund with other similar competitor funds in the market and was anticipated to be beneficial from a commercial standpoint in terms of facilitating better understanding of the Fund and its fee structure by investors and distribution channels from a comparative and competitive standpoint.

We believe that the Board's approval of the New Investment Management Agreement was consistent with standards applicable to consideration and approval of such agreements.

The Registrant respectfully notes that the reference to Section 36(b) of the 1940 Act is inapplicable, as the Board concluded that the amended incentive fee calculation method was expected to result in reduced overall management fees paid by the Fund, benefiting shareholders (understanding that the projected savings was not guaranteed).

10.	Comment: The disclosure on page 8 notes that “This will result in the acceleration of the payment of Incentive Fees that would have been earned under the New Investment Management Agreement if the high-water mark calculation had been utilized by the Fund.” Please clarify the meaning of “acceleration” given the disclosure indicates that the Incentive Fee will be reduced, but it appears that almost all the Incentive Fee has been accrued but not paid. Please confirm when the Incentive Fee will be paid.

Response: The Registrant has clarified the applicable disclosure accordingly and confirmed when the difference in Incentive Fee will be paid.

11.	Comment: Please consider updating the defined term “Mandatory Repurchases.”

Response: The Fund notes that the proposal to approve the conditional adoption of a fundamental policy in reliance on Rule 23c-3 under the 1940 Act to convert to an interval fund in the future and related disclosure has been removed from the Proxy.

*      *      *      *      *

Mr. Raymond Be

February 4, 2025

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959 or in my absence, Gloria Y. Liu at (215) 255-6842.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

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